Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended June 30,		Six Months Ended June 30,
	2001	2000	2001	2000

Basic:

Average shares outstanding	6,895,317	7,231,305	6,903,258	7,310,519
Net income	$4,531,745	$3,884,120	$9,258,877	$7,542,926
Per share amount	$0.66	$0.54	$1.34	$1.03

Diluted:

Average shares outstanding	6,895,317	7,231,305	6,903,258	7,310,519
Net effect of dilutive stock options - based on the treasury stock method using average market price	48,288	150,898	48,288	136,110
Diluted shares	6,943,605	7,382,203	6,951,546	7,446,629
Net income	$4,531,745	$3,884,120	$9,258,877	$7,542,926
Per share amount	$0.65	$0.53	$1.33	$1.01

Note: Antidilutive stock options totaling 3,400 and 120,900 shares were not included in the calculation of diluted earnings per share for the periods ended June 30, 2001 and 2000, respectively.